EXHIBIT 21.1
SUBSIDIARIES OF THE REGISTRANT
The following is a list of the subsidiaries of Hudson City Bancorp, Inc.:

Hudson City Savings Bank Name	United States of America Jurisdiction of Incorporation
The following is a list of the subsidiaries of Hudson City Savings Bank:

HudCiti Service Corporation Name	New Jersey State of Incorporation

HC Value Broker Services, Inc Name	New Jersey State of Incorporation
The following is a list of the subsidiaries of HudCiti Service Corporation:

Hudson City Preferred Funding Corp. Name	Delaware State of Incorporation

Sound REIT, Inc. Name	New York State of Incorporation